SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____ )*

DELTA OIL AND GAS INC
(Name of Issuer)

SHARES OF COMMON STOCK
(Title of Class of Securities)

24778R308
(CUSIP Number)

05/03/2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502003106	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BARRY T. BROOKS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 825,559
	6	SHARED VOTING POWER 825,559
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 825,559
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.71%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) INDIVIDUAL

CUSIP No. 502003106	13G	Page 3 of 5 Pages

Item 1.

(a)           Name of Issuer :
DELTA OIL & GAS, INC.

(b)	Address of Issuer’s Principal Executive Offices:
Suite 604 – 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

Item 2.

(a)	Name of Person Filing:
BARRY T. BROOKS

(b)	Address of Principal Business Office or, if none, Residence
3843 JAMESTOWN RD
SPRINGFIELD, OH, 45502

(c)	Citizenship:
US CITIZEN

(d)	Title of Class of Securities
SHARES OF COMMON STOCK

(e)	CUSIP Number:
24778R308

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

CUSIP No. 502003106	13G	Page 4 of 5 Pages

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
825,559

(b)	Percent of class:
5.71%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
825,559

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

CUSIP No. 502003106	13G	Page 5 of 5 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

By:	/S/ BARRY T. BROOKS
BARRY T. BROOKS